Form 20-F
period 2007-12-31
Gracechurch Card Funding (No. 11) plc; GRACECHURCH RECEIVABLES TRUSTEE LTD; BARCLAYCARD FUNDING PLC
filed 2008-07-14
CIK 1342970, 1098061, 1096348

As filed with the Securities and Exchange Commission on July 14, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F
(MARK ONE)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: N/A
Commission file numbers 000-51969
Gracechurch Card Funding (No. 11) PLC
(Exact name of Registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
1 Churchill Place
London E14 5HP
United Kingdom
44-(0)207-699-5000
 (Address of Principal Executive Offices)
Timothy G. Jung, +44 2071168091, Tim.Jung@Barclaycard.co.uk, 1 Churchill Place, London E14 5HP
(Name, Telephone, E-mail and/or Facimile number and Address of Company Contact Person)
Barclaycard Funding PLC
(Exact name of Registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
1 Churchill Place
London E14 5HP
United Kingdom
44-(0)207-699-5000
 (Address of Principal Executive Offices)
Timothy G. Jung, +44 2071168091, Tim.Jung@Barclaycard.co.uk, 1 Churchill Place, London E14 5HP
(Name, Telephone, E-mail and/or Facimile number and Address of Company Contact Person)
Gracechurch Receivables
Trustee Limited
(Exact name of Registrant as specified in its charter)
Jersey, Channel Islands
(Jurisdiction of incorporation or organization)
26 New Street
St. Helier
Jersey JE2 3RA
44-1534-814814
(Address of Principal Executive Offices)
Timothy G. Jung, +44 2071168091, Tim.Jung@Barclaycard.co.uk, 1 Churchill Place, London E14 5HP
(Name, Telephone, E-mail and/or Facimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act: None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Title of Class
          $900,000,000 Class A Floating Rate Asset-Backed Notes (1)
          $50,000,000 Class B Floating Rate Asset-Backed Notes (1)
          $50,000,000 Class C Floating Rate Asset-Backed Notes (1)
     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Title of Class

Medium Term Note Certificate (2)

Investor Certificate (3)
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
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: N/A

U.S. GAAP ☐	International Financial Reporting Standards as issued ☐ by the International Accounting Standards Board	Other ☐
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
N/A
Indicate by check mark which financial statement item the registrants have elected to follow. N/A
                    Item 17 ☐     Item 18 ☐
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

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not required in annual reports.
Item 2. Offer Statistics and Expected Timetable
     Not Applicable.
Item 3. Key Information
Selected Financial Data
Omitted pursuant to SEC no action letter guidance
Capitalization and Indebtedness
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
Inability of Noteholders to Receive the Full Percentage Allocation of Principal Collections During the Regulated Amortisation Period Could Delay Payments on Your Notes or Cause a Loss on Your Notes
     Some pay out events will cause the start of the regulated amortisation period rather than the rapid amortisation period. During a regulated amortisation period, not all of the principal collections allocated to the investor interest may be used to make payments of principal to the MTN Issuer as they would be during a rapid amortisation period. Instead, principal payments to the MTN Issuer — and thus ultimately on your Notes — will be limited to the controlled deposit amount. This could cause you to receive payments of principal more slowly than you would during a rapid amortisation period. Since some of the pay out events that result in the start of a regulated amortisation period are caused by a deterioration in the performance of the receivables, a delay in the principal payments on your Notes could expose you to an increased risk of losses on your Notes or a delay in payment on your Notes.

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
     Notwithstanding the steps that have been and may be taken to ensure that the insolvency of the MTN Issuer will be remote, the MTN Issuer is included in the Barclays Group registration for VAT purposes. As a company included in that group registration, broadly, it will be liable, on a joint and several basis with all other companies in the VAT group registration, for the VAT liability of the representative member of the VAT group — Barclays Bank PLC — arising only during the MTN Issuer’s period of membership. Accordingly, these secondary liabilities for VAT could increase the likelihood of the MTN Issuer becoming insolvent. In addition, there are provisions in the UK tax code that are designed to enable the UK HM Revenue and Customs to collect corporation tax from one member of a group where another member of the group has failed to discharge certain taxes due and payable by it within a specified time period. (and the definition of “group” for these purposes would not necessarily be confined to the Barclays Group).
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
Issuance of Additional Series May Adversely Affect Your Rights by Diluting Your Voting Power
     The MTN Issuer has issued twelve series (of which two remain outstanding as series 99-1 was repaid in November 2002, series 02-1 in October 2007, series 03-1 in March 2008, series 03-2 in June 2006, Series 03-3 in August 2006, Series 04-1 in February 2007, Series 02-1 in October 2007, Series 04-2 in November 2007, Series 03-1 in March 2008 and Series 05-1 in June 2008) and may issue additional series of medium term notes or certificates in connection with the issuance of other series of investor certificates. The holder of the medium term notes or certificates of each series, including the Company, may require the MTN Issuer, as investor beneficiary, to take action or direct actions to be taken under the declaration of trust and trust cash management agreement or a supplement. However, the consent or approval of holders of a percentage of the total principal balance of the medium term notes or certificates of all series might be necessary to require or direct those actions. These actions include terminating the appointment of the servicer under the beneficiaries servicing agreement or the trust cash manager under the declaration of trust and trust cash management agreement. Thus, the holder of any new series of medium term notes or certificates will have voting rights that will reduce the percentage interest of the Company as holder of a medium term note certificate. Holders of medium term notes or certificates of other series, or persons with the power to direct their actions, may have interests that do not coincide with the interests of the Company or the persons with the power to direct the Company. This may restrict your ability to ultimately direct the MTN Issuer to take the actions referred to above.
Insolvency of the Transferor May Result in an Inability to Repurchase Receivables
     None of the MTN Issuer, the receivables trustee or the Company has undertaken or will undertake any investigations, searches or other actions to verify the details of the receivables other than steps taken by the Company to verify the details of the receivables or to establish the creditworthiness of any cardholder on the designated accounts. The MTN Issuer, receivables trustee and the Company will rely solely on the representations given by the transferor to the receivables trustee about the receivables, the cardholders on the designated accounts, the designated accounts and the effect of the assignment of the receivables.
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

Application of the Consumer Credit Act 1974, as amended by the Consumer Credit Act 2006, 4 May Impede Collection Efforts and Could Cause Early Redemption of your Notes or a Loss on your Notes
     There is an increasing volume of legislation devoted to dealing with consumer credit in the United Kingdom. Of particular importance are Consumer Contracts Regulations 1999 and Consumer Credit (Cancellation Notices and Copies of Documents) Regulations 1983, as amended (together, the “Regulations”)). The Consumer Credit Act and Regulations are administered by, amongst others, the Office of Fair Trading (the “OFT”). The Consumer Credit Act and Regulations apply, in whole or in part, to the transactions occurring on the designated accounts and to the credit or charge card agreements. The effect of the application of the Consumer Credit Act and the Regulations on the relevant underlying charge card agreements may result in adverse consequences for your investment in the notes, because of the possible unenforceability of, or possible liabilities for misrepresentation or breach of contract in relation to, an underlying credit or charge card agreement.
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
     With respect to those credit or charge card agreements which may not be compliant, such that a court order would not be obtained, the transferor estimates that this would apply to less than 1 per cent. of the aggregate principal receivables in the designated accounts on December 31, 2007. Barclaycard does not anticipate any material increase in the percentage of these receivables in the securitised portfolio. The accounts that do not comply with the Consumer Credit Act or Regulations are still legal, valid and binding obligations of the cardholder and it will still be possible to collect payments and demand arrears from cardholders who are falling behind with their payments. The transferor will have no obligation to repay or account to a cardholder for any payments received by a cardholder because of this non-compliance with the Consumer Credit Act or Regulations. However, if losses arise on these accounts, they will be written off and borne by the investor beneficiary and transferor beneficiary based on their interests in the receivables trust. Accordingly, if this were to occur, you could suffer a loss on your Notes or an early redemption on your Notes.
     Transactions involving the use of a credit card may constitute transactions under debtor-creditor supplier agreements for the purposes of section 75 of the Consumer Credit Act. A debtor-creditor-supplier agreement includes an agreement by which the creditor, with knowledge of its purpose, advances funds to finance the debtor’s purchase of goods or services from a supplier.
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
Department of Trade and Industry (“DTI”) White Paper dated December 2003 in Connection with its Review of Consumer Credit
      In its White Paper dated December 2003, the DTI, the UK Government department responsible for consumer credit (now the Department for Business, Enterprise and Regulatory Reform (“BERR”)) indicated that the Government proposed to take various actions to address matters of concern to it in this area. Since then a number of changes have been made by subordinate legislation under the Consumer Credit Act and further legislative changes are coming into effect in October 2008.

Consumer Credit Regulations and the Advertisements Regulations Could Cause Early Redemption of your Notes or a Loss on your Notes
     Two sets of regulations that are particularly pertinent to Barclaycard were made during 2004 pursuant to the Consumer Credit Act. The Consumer Credit (Advertisements) Regulations 2004 (“Advertisements Regulations”) were made in June 2004 and came into force on October 31, 2004. They replaced regulations made in the period 1989-2000 in relation to the advertising of consumer credit. The Consumer Credit (Agreements) (Amendment) Regulations 2004 (“Agreements Regulations”) were made in June 2004 and came into force on May 31, 2005.
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
The Agreements Regulations Could Cause Early Redemption of Your Notes or a Loss on Your Notes
     The Agreements Regulations amend the Consumer Credit (Agreements) Regulations 1983 (“the 1983 Regulations”). The Agreements Regulations set out the order in which the prescribed content of documents comprising a credit or charge card agreement (including any variations to such agreements which create a modifying agreement under section 82(3) of the Consumer Credit Act) is to be given and the place of the signature and separate boxes required under the 1983 Regulations and the Agreements Regulations. An additional form of consent is required by the Agreements Regulations where a cardholder purchases certain insurance products on credit. In common with the Advertisements Regulations, the Agreements Regulations contain new prominence and legibility requirements and new requirements in relation to the calculation and description of an annual percentage rate.
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
Consumer Credit Provisions Could Cause Early Redemption of Your Notes or a Loss on Your Notes
     An Act to amend the Consumer Credit Act (the “2006 Act”) became law in March 2006. The provisions of the 2006 Act and related implementing regulations are coming into effect between June 2006 and October 2008.
      The 2006 Act will, when implemented, inter alia, give effect in the Consumer Credit Act a concept of an “unfair relationship”. This appears to be a broad Concept. A court would be entitled to look at any aspect of a credit relationship in order to determine whether unfairness to the debtor exists. Under the 2006 Act amendments, remedies would include requiring the creditor to pay back sums to the debtor that had previously been paid by the debtor to the creditor. These provisions of the 2006 Act amendments are intended to apply to all credit agreements regardless of when entered into with the exception of agreements made before the commencement of the provisions and which are completed before the end of any transitional period which is specified.
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
     The 1987 directive on consumer credit established the community framework for consumer credit with a view to promoting the setting-up of a common market for credit and establishing minimum community rules to protect consumers. Following a review of the legislation in 2002, the commission concluded that the directive no longer reflected the current situation on the consumer credit market and was in need of revision.
      On 16 January, 2008 the European Parliament approved a common position for the repeal of the 1987 directive and the adoption of new consumer credit directive. The five key issues of the directive are (i) advertising; (ii) pre-contractual information; (iii) contractual information; (iv) APR; and (v) right of withdrawal. The directive will not apply to credit agreements involving a total amount of credit less €200 or more than €75,000. The total amount of credit being the ceiling or the total sums made available under the agreement. Additionally credit agreements covering the granting of credit secured on land or made to finance the acquisition or retention of property rights in land or existing or projected building would also be excluded. The directive was adopted on 7 April, 2008 by the Council of the European Union an will be formally adopted when it is published in the Official Journal of the European Union at which point each Member State will have two years to implement the directive into national law.

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
Consumer Protection from Unfair Practices Regulations Could Cause Early Redemption of Your Notes or a Loss on Your Notes
     The Consumer Protection from Unfair Practices Regulations (the “CPR”) came into force 26 May 2008. The CPR introduces a general prohibition on businesses not to treat consumers unfairly. In particular, businesses must not mislead consumers through acts or omissions; or subject them to aggressive commercial practices such as high pressure selling techniques. Whilst a breach of the CPR does not, of itself, render an agreement void or unenforceable by reason only of a breach of the CPR, the possible liabilities for misrepresentation or breach of contract, in relation to an underlying credit or charge card agreement, may result in unrecoverable losses on accounts to which such agreements apply. If losses arise on these accounts, they will be written off and borne by the investor beneficiary and transferor beneficiary based on their interests in the receivables trust. Accordingly, if this were to occur, you could suffer a loss on your notes or an early redemption on your notes.
EU Directive on Payment Services
     The Payment Services Directive (“PSD”) is part of the EU’s planned Single European Payments Area which is intended to harmonise and remove legal barriers for payments throughout the EU. The PSD must be transposed into legislation by EU Member States no later than 1 November 2009. Once implemented the PSD will introduce authorisation and conduct of business requirements for payment services providers. These will include rules covering pre and post contract information, notice of variation of terms, termination rights and information on transactions. Other provisions address authorisation procedures for payments, refunds, liability for unauthorised or incorrect payments, procedures for execution and value dating. HM Treasury (“HMT”) is currently consulting on the implementation of the PSD. HMT has stated that transposition will take into consideration the Consumer Credit Directive. In addition, HMT has requested views on the interaction of the PSD with existing consumer credit legislation, particularly in respect of information requirements. HMT anticipates that legislation will be laid before parliament by the end of 2008. Until the PSD is implemented into UK legislation, it is not possible to determine or predict accurately, to what extent the PSD will affect the yield on credit card agreements and receivables.
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
     This competitive environment may affect the transferor’s ability to originate new accounts and generate new receivables and may a affect the level of retention of existing accounts. Some of the recently originated or acquired accounts in the bank portfolio of the originator were originated with the use of teaser rates. Such accounts are more susceptible to attrition upon expiration of the teaser rate (i.e. at repricing) than accounts originated without a teaser rate. Recently, market attrition rates for such accounts have been increasing. If the rate at which the receivables are generated declines significantly and if the transferor is unable to nominate additional accounts or product lines for the receivables trust, a pay out event could occur. Such a pay out event could result in an early redemption of your notes.
Social, Legal, Political and Economic Factors Affect Credit Card Payments and Are Unpredictable
     Changes in card use, payment patterns, amounts of yield on the card portfolio generally and the rate of defaults by cardholders may result from a variety of social, legal, political and economic factors in the United Kingdom. Social factors include changes in public confidence levels, attitudes toward incurring debt and perception of the use of credit and charge cards. Economic factors include the rate of inflation, the unemployment rate and relative interest rates offered for various types of loans. Political factors include lobbying from interest groups, such as consumers and retailers, and government initiatives in consumer and related affairs. There is currently significant political interest in the consumer credit market and, in particular, credit cards. The Unfair Terms in Consumer Contracts Regulations 1995 and 1999 make unenforceable standard terms in consumer contracts that are unfair to consumers. Notably, term which requires a consumer, who fails to fulfil his obligations, to pay a disproportionately high sum in compensation may be regarded as unfair. The OFT initiated an industry-wide (including Barclaycard) investigation in October 2003 into alleged unfair contract terms in credit card agreements, including into the amount of default charges. With effect from 1 August 2006, Barclaycard introduced a default charge fee of £12, following the OFT’s public statement in April 2006 of what the OFT considered to be a reasonable amount for a default charge.
     We are unable to determine and have no basis on which to predict accurately whether, or to what extent, social, legal, political or economic factors, including the above-noted OFT investigation and correspondence, will affect the future use of credit, default rates, the yield on the card portfolio generally or cardholder repayment patterns. In addition, in September 2005 the OFT received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (“PPI”). As a result of its inquiries, the OFT commenced a market study on PPI in April 2006. In October 2006, the OFT announced the outcome of the market study and, following a period of consultation, the OFT referred the PPI market to the UK Competition Commission for an in-depth inquiry in February 2007. On 5 June 2008, the Competition Commission published its Notice of Provisional Findings. The Competition Commission’s provisional findings are that there are features of the market, either alone or in combination, which prevent, restrict or distort competition within the relevant market, such that there is an adverse effect on competition (AEC) within Section 134(2) of the Enterprise Act 2002. The Notice has invited comments on some potential remedies and actions that might be taken by the Competition Commission in order to remedy, mitigate or prevent the AEC or any resulting detrimental effect on consumers.
     The suggested remedies include: disclosure requirements on credit advertising material; the standardisation of information provided at the point of sale; the provision of a third party comparison website for payment protection insurance; a prohibition on selling payment protection insurance at credit point of sale and for a fixed period after a credit sale; a requirement to renew all policies annually; an annual statement of cost; an annual reminder of the right to cancel; minimum product standards; the sharing of claims and credit card balance information between providers; and a price cap. The Consultation closed on 30 June 2008. The Competition Commission anticipates that its final report will be published in December 2008.
     Also in October 2006, the FSA published its report on the second stage of its thematic review of PPI sales practices in which it concluded that some firms fail to treat customers fairly. As a consequence of the review, the FSA incorporated specific rules in relation to PPI within its new conduct of business rules sourcebook (ICOBS) published in January 2008 and continues to undertake further thematic work. In addition, the Financial Ombudsman’s 2006/2007 annual review noted a significant increase in the number of disputes referred to the Ombudsman about PPI generally, which is likely to increase in the future. Nevertheless, the Ombudsman stated that the volume of such disputes was still low, considering the amount of adverse publicity the products are generating. The Ombudsman also noted that the increase has been more focused on issues surrounding the sale and administration of PPI. We are unable to determine and have no basis on which to predict accurately whether, or to what extent, any subsequent action by the OFT in respect of payment protection insurance would affect the card portfolio generally or cardholder repayment patterns.

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
      The European Commission issued a decision on 24 July 2002 concluding that an examination of the level of cross-border interchange within the European Union in respect of VISA credit and charge cards was too high and required VISA to undertake a phased reduction in the rate of interchange to be paid by retailers in the future. In 2002, VISA agreed to reduce levels of interchange fees for EU intra-regional interchange fees by the end of 2007 in return for immunity from competition law action. The agreement expired on 31 December 2007. On 19 December 2007, the European Commission published its Decision in its investigation of MasterCard intra-regional interchange. That Decision required MasterCard to withdraw its multilateral interchange fee with effect from 21 June 2008. MasterCard has complied with that requirement, and has lodged an appeal against the Commission’s Decision. On 26 March 2008, the European Commission announced that it would be formally investigating VISA’s intra-regional interchange fees. A reduction in the rate of interchange as a result of these findings could affect the future yield on the card portfolio and adversely affect payment on your Notes.
Super-complaint to the OFT concerning credit card interest charges
     In April 2007, the UK Consumer Interest Association known as Which? submitted a super-complaint to the OFT pursuant to the Enterprise Act 2002. The super-complaint criticises the various ways in which credit card companies calculate interest charges on credit card accounts. In June 2007, the OFT announced a new program of work with the credit card industry and consumer bodies in order to make the costs of credit cards easier for consumers to understand. The work explored the issues surrounding the costs of credit for credit cards include purchases, cash advances, introductory offers and payment allocation. In February 2008 the OFT published a report regarding the ability of consumers to compare credit cards in the market.
     In light of the report, the OFT have stated that it will work with the industry to implement improvements in summary boxes, on standardisation of terminology and in respect of consumer education.
     We are unable to determine and have no basis on which to predict accurately what effect this super-complaint might have on the cost of credit. No assurance can be given that the results of this programme of work will not adversely affect the ability of the issuing entity to make payments to the noteholders.
General review of UK consumer law
     In May 2008, the BERR published a consultation paper seeking views on whether and how it might reform UK consumer law. Specifically, comments were requested on whether consumer law should be consolidated in a single instrument, whether specific areas of legislation should be updated, and whether a review of UK consumer credit law should be undertaken.
     We are unable to determine and have no basis on which to predict accurately whether, or to what extent this review may affect the future use of credit, the yield on the card portfolio generally or cardholder repayment patterns.
Failure to Comply with the Electronic Commerce Directive Could Result in Disciplinary Action
     With effect from (for the most part) August 21, 2002, the Ecommerce Directive (the “ECD”) has been effected in the United Kingdom by a number of statutory instruments and implementing rules including, but not limited to, the Electronic Commerce (EC Directive) Regulations 2002 (which apply to non-FSA regulated entities), the Electronic Commerce Directive (Financial Services and Markets) Regulations 2002, as amended (which apply to FSA regulated entities) and the creation of the Electronic Commerce Directive sourcebook (“ECO”) in the FSA Handbook.
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
Principal on Your Notes May Be Paid Earlier Than Expected — Creating a Reinvestment Risk to You — or Later than Expected
     The receivables in the receivables trust may be paid at any time and we cannot assure you that new receivables will be generated or will be generated at levels needed to maintain the receivables trust. To prevent the early redemption of the notes, new receivables must be generated and added to the receivables trust or new accounts must be nominated for the receivables trust. The receivables trust is required to maintain a minimum amount of receivables. The generation of new receivables or receivables in new accounts is affected by the originator’s ability to compete in the current industry environment and by customers changing borrowing and payment patterns. If there is a decline in the generation of new receivables or new accounts, you may be repaid your principal before the expected date.
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
Issuance of Additional Series by the Receivables Trustee on Behalf of the Receivables Trust May Adversely Affect Payments on Your Notes
     There have been twelve series (of which only two are outstanding) created within the receivables trust. Additional series may from time to time be created within the receivables trust. Any new series of investor certificates — and medium term notes or certificates and notes — will also be payable from the receivables in the receivables trust. The principal terms of any new series of investor certificates will be contained in a new series supplement to the declaration of trust and trust cash management agreement. The terms of a new series contained in the new supplement to the declaration of trust and trust cash management will not be subject to your prior review or consent.
     The principal terms of a new series may include methods for determining investor percentages and allocating collections, provisions creating different or additional security or other credit enhancement for the new series, provisions subordinating the new series to other series, and other amendments or supplements to the declaration of trust and trust cash management agreement that apply only to the new series. It is a condition to the issuance of a new series that each rating agency that has rated any debt ultimately payable from a prior series of investor certificates that is outstanding — including your Notes — confirms in writing that the issuance of the new series will not result in a reduction or withdrawal of its rating.
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
     For the limited time that collections on the designated accounts are in the operating account, they may be commingled with other funds of the transferor or future beneficiaries and they may be untraceable. Consequently, if the transferor were to become insolvent, there may be a delay in the transfer of collections to the receivables trustee if the transferor — or a liquidator or administrator of the transferor — attempted to freeze the operation of the operating account pending completion of any rights of tracing. This could ultimately cause a delay or reduction in the payments you receive on your Notes.
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
     As determined from postcode information for the location of cardholders as of 31 December 2007, the three largest concentrations of cardholders as at 31 December 2007 were London representing 19.3 per cent. of total outstanding balances, the South East of England with 16.9 per cent. of total outstanding balances and the East of England with 11.5 per cent. of total outstanding balances. No other region currently accounts for more than 9.0 per cent. of the outstanding balance of the receivables. These concentration levels may change in the future. Future adverse economic conditions affecting any of these regions or any of the other regions, however, could adversely affect the performance of the receivables which could result in a loss on your Notes.
Adoption of the Euro by the United Kingdom Would Have Uncertain Effects on Your Notes
     Before your Notes have matured, the euro could become the lawful currency of the United Kingdom. If that were to happen, all amounts payable on the medium term note certificates — including the sterling payments owed to the swap counterparty on the swap agreements but not any dollar payments made by the swap counterparty to the Company — may become payable in euro. If the medium term note certificates are outstanding when the euro becomes the lawful currency of the United Kingdom, we intend to make payments on the medium term note certificates and the swap agreements according to the then market practice of payment on debts or, as the case may be, swaps. We are uncertain what effect, if any, the adoption of the euro by the United Kingdom may have on your Notes.

Taxable Nature of the MTN Issuer or the Company Could Cause a Loss on Your Notes
     The MTN Issuer and the Company will be liable to UK corporation tax. So long as the MTN Issuer and the Company respectively are within the application of the Taxation of Securitisation Companies Regulations 2006 (the “Regulations”), their taxable profits will in each case be limited to amounts not exceeding 2 basis point per annum of the principal outstanding on the medium term notes and the notes respectively.
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
     If the MTN Issuer or the Company failed to satisfy any of the applicable conditions, and so did not fall within the application of the Regulations, the taxable profits of the company in question would be computed on the basis of generally accepted accounting practice (subject to certain adjustments and disallowances under the UK tax legislation). This could potentially lead to the affected company having taxable profits which were different from its net cash position, giving rise to unfunded tax liabilities for that company, and you could suffer losses on your notes as a result.
     The above remarks concerning the UK taxation treatment of the MTN Issuer and the Company are based on English law, regulatory, accounting and administrative practice in effect as at the date of this report, and having due regard to the expected tax treatment of the issuer and the MTN Issuer under United Kingdom tax law and the published practice of the United Kingdom HM Revenue and Customs in force or applied in the United Kingdom as at the date of this report. No assurance can be given as to the impact of any possible change to English law, regulatory, accounting or administrative practice in the United Kingdom or to United Kingdom tax law, or the interpretation or administration thereof, or to the published practice of the United Kingdom HM Revenue and Customs, as applied in the United Kingdom after the date of this report.
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
The ratings do not address the following:
•	the likelihood that the principal or interest on your Notes will be redeemed or paid, as expected, on the scheduled redemption dates;
•	the possibility of the imposition of United Kingdom or any other withholding tax;
•	the marketability of the notes, or any market price; or
•	that an investment in the notes is a suitable investment for you.
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

Termination of the Swap Agreements Could Result in an Early Redemption of Your Notes
     A swap agreement may be terminated, but only if the Company has been directed to do so by the relevant noteholders, if as a result of a change in applicable law, withholding taxes would be imposed — by any jurisdiction — on payments to the Company under the medium term note certificates or on any payments made or required to be made to the Company by the swap counterparty or by the Company to the swap counterparty under the swap agreement and there are not any reasonable measures that the swap counterparty or the Company can take to avoid their imposition. In addition, a swap agreement may be terminated, but only if the Company has been directed to do so by the relevant noteholders, if as a result of a change in applicable law, the Company or any paying agent has or will become obligated to deduct or withhold amounts from payments on the related class of notes to be made to any of the related noteholders on the next interest payment date, for any tax, assessment or other governmental charge imposed by the United Kingdom or any political subdivision or taxing authority of the United Kingdom on the payments and there are no reasonable measures the Company can take to avoid the tax or assessment.
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
Change in Law May Result in Withholding Taxes on Swap Payments or the Medium Term Note Certificates and this May Reduce the Amount You Are Paid on Your Notes
     The Company and the swap counterparty will each represent and warrant in each swap agreement that, under current applicable law, each of them is entitled to make all payments required to be made by them under the swap agreement free and clear of, and without deduction for or on account of, any taxes, assessments or other governmental charges — which we refer to as withholding taxes. However, neither the Company nor the swap counterparty will be required to indemnify the other party for any withholding taxes imposed on payments under a swap agreement as a result of a change in applicable law.
     If any withholding taxes would be imposed — by any jurisdiction — on payments to the Company under the medium term note certificates as a result of a change in applicable law, then the MTN Issuer additional interest payments, to the extent available, will be converted at the spot exchange rate in U.S. dollars to cover the shortfall in the amounts available for payment to the noteholders caused by the amount withheld. If the MTN Issuer additional interest payments are not sufficient to cover the shortfall, then payments to first the class C noteholders, second the class B noteholders and finally the class A noteholders will be reduced by the amount withheld that is not covered by the MTN Issuer additional interest payments.
     If any withholding tax would be imposed — by any jurisdiction — on any payments made or required to be made by the swap counterparty to the Company or by the Company to the swap counterparty under a swap agreement as a result of a change in applicable law and the obligation to deduct or withhold cannot be avoided by the swap counterparty or the Company, then the amount to be paid by the other party will be reduced also pro rata by any amount withheld for any withholding taxes. In that event the MTN Issuer additional interest payments, to the extent available, will be converted at the spot exchange rate in U.S. dollars to cover the shortfall in the amounts available for payment to the noteholders caused by the amount withheld. If the MTN Issuer additional interest payments are not sufficient to cover the shortfall, then payments to first the class C noteholders, second the class B noteholders and finally the class A noteholders will be reduced by the amount withheld that is not covered by the MTN Issuer additional interest payments.
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
     Any early termination payment made by the Company to the swap counterparty under a swap agreement will be made first from MTN Issuer additional interest payments and second from repayments of principal on the medium term note certificates equal to the amount of principal repayments received by the Company on medium term note certificates. That could cause the sterling amounts available for conversion to dollars, and possibly your payments, to be reduced — perhaps substantially. If the amount of available MTN Issuer additional interest payments and repayments of principal on the medium term note certificates is insufficient to pay the early termination payment under the relevant swap agreement, the balance of the early termination payment will be paid to the extent that such amounts are available on the next interest payment date together with interest.

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
Property, Plant and Equipment
     The property of the MTN Issuer consists of Investor Certificates representing beneficial interests in Series 05-2, Series 05-3, Series 05-4 and Series 06-A of the receivables trust. Aside from the Investor Certificates, we do not own, lease, or otherwise occupy any property.
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
     The receivables trust is a trust formed under English law the terms and conditions of which are contained in a deed of amendment and restatement relating to a declaration of trust and trust cash management agreement dated November 23, 1999 as supplemented by the following:
•	Series 05-2 Supplement to declaration of trust and trust management agreement dated September 13, 2005.

•	Series 05-3 Supplement to declaration of trust and trust management agreement dated October 18, 2005.

•	Series 05-4 Supplement to declaration of trust and trust management agreement dated November 23, 2005.

•	Series 06-A Supplement to declaration of trust and trust management agreement dated September 28, 2006.
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
Item 4A. Unresolved Staff Comments
     None.

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

Name	Nationality	Business Address
Curt John Hess	USA	1, Churchill Place, London E14 5HP
SFM Directors Limited		35 Great St Helens, London EC3A 6AP
SFM Directors (No. 2) Limited		35 Great St Helens, London EC3A 6AP
Timothy George Jung	USA	1, Churchill Place, London E14 5HP
(alternate director)
     Mr. Curt John Hess and Mr. Timothy George Jung are employed by Barclays Bank PLC trading as Barclaycard, the originator and servicer of the credit card receivables, in the capacity of Chief Finance Officer, Barclaycard and Financial Controller, Barclaycard, respectively.
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

Name	Nationality	Business Address
Curt John Hess	USA	1, Churchill Place, London E14 5HP
Timothy George Jung	USA	1, Churchill Place, London E14 5HP
(alternate director)
SFM Directors Limited		35 Great St Helens, London EC3A 6AP
     Mr. Curt John Hess and Mr. Timothy George Jung are employed by Barclays Bank PLC trading as Barclaycard, the originator and servicer of the credit card receivables, in the capacity of Chief Finance Officer, Barclaycard and Financial Controller, Barclaycard respectively.
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

Name	Nationality	Business Address
Curt John Hess	USA	1, Churchill Place, London E14 5HP
Richard Charles Gerwat	British	26 New Street, St. Helier, Jersey JE2 3RA
Michael Henry Richardson	British	26 New Street, St. Helier, Jersey JE2 3RA
Compensation
     For the year ended December 31, 2007, the directors of Gracechurch Card Funding (No. 11) PLC received no compensation.
     For the year ended December 31, 2007, the directors of the MTN Issuer received no compensation.
     For the year ended December 31, 2007, the directors of the Receivables Trustee received no compensation.
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
Item 8. Financial Information
     The registrants incorporate by reference the following monthly Trust Cash Manager’s Reports, furnished to the Securities and Exchange Commission on Form 6-K, which include all financial information relating to the registrants that is relevant to noteholders:
     Monthly Trust Cash Manager’s Reports for the monthly periods ending:
     January 31, 2007, February 28, 2007, March 31, 2007, April 30, 2007, May 31, 2007, June 30, 2007, July 31, 2007, August 31, 2007, September 30, 2007, October 31, 2007, November 30, 2007 and December 31, 2007.
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
     Noteholders that are entities within the charge to United Kingdom corporation tax — other than investment trusts, venture capital trusts, authorized unit trusts and open ended investment companies, as to which see below — will normally be taxed on their returns from the Notes, including interest and returns attributable to movements in value, and foreign exchange gains and losses, whether income or capital in nature, as income, which is calculated on the basis of the statutory accounts except when otherwise required by tax legislation. Relief may be available for related expenses on a similar basis.
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
Other Noteholders
     A noteholder who is not within the charge to United Kingdom corporation tax but who is resident or ordinarily resident in the United Kingdom or who carries on a trade in the United Kingdom through a branch or agency to which the Notes are attributable may be treated as realizing a chargeable gain or an allowable loss for capital gains tax purposes on a disposal — including redemption — of the Notes. In calculating any gain or loss on disposal of a Note, sterling values are compared at acquisition and disposal. Accordingly, a taxable profit can arise even where a non-sterling amount received on a disposal is less than or the same as an amount in the same currency which is paid for or in respect of the acquisition of the Note. In addition, on disposal of the Notes by a noteholder, an amount which is treated as reflecting interest to which the noteholder is treated as having become entitled since the last interest payment date may be chargeable to tax as income under the rules known as the Accrued Income Scheme contained in Chapter 2 of Part 12 of the Income Tax Act 2007, if that noteholder is not a dealer in securities and is not within the charge to United Kingdom corporation tax but is resident or ordinarily resident in the United Kingdom or carries on a trade in the United Kingdom through a branch or agency to which the Notes are attributable. There are provisions to prevent any particular gain or loss from being charged or relieved at the same time under the provisions of the Taxation of Chargeable Gains Act 1992 and also under the provisions of the “accrued income scheme” described in this paragraph. For further information in this regard, noteholders should seek their own professional advice. The United Kingdom HMRC have issued a consultation paper inviting views on various options for change to the Accrued Income Scheme. However, this paper does not alter the rules described above.
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
Documents on display
     It is possible to read and copy documents that have been filed by Gracechurch Card Funding (No. 11) PLC with the U.S. Securities and Exchange Commission at the U.S. Securities and Exchange Commission’s office of Investor Education and Assistance located at 100 F Street, NE, Washington DC 20549-0213. Please call the U.S. Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Filings with the U.S. Securities and Exchange Commission are also available to the public from commercial document retrieval services, and in the website maintained by the SEC at www.sec.gov.
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
Total auditors’ remuneration in relation to the 2007 statutory audit was £9,250 (2006:£7,500).
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     Not applicable.
PART III
Item 17. Financial Statements
     Not applicable.
Item 18. Financial Statements
     Not applicable.
Item 19. Exhibits
The following documents are filed as part of this Annual Report:

Exhibit 12.1	Certification of Timothy George Jung, Director of Gracechurch Card Funding (No. 11) PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of Timothy George Jung, Director of Barclaycard Funding PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.3	Certification of Timothy George Jung, Director of the Receivables Trustee, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 15.1	Gracechurch Card Funding (No. 11) PLC’s Officer’s Certificate of Compliance

Exhibit 15.2	Barclaycard Funding PLC’s Officer’s Certificate of Compliance

Exhibit 15.3	The Receivables Trustee’s Officer’s Certificate of Compliance

Exhibit 15.4	Annual Servicer’s Certificate

Exhibit 15.5	Report of Independent Accountants

SIGNATURES
Each Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Gracechurch Card Funding (No. 11) PLC
/s/ Timothy George Jung
Name:	Timothy George Jung
Title:	Director

Barclaycard Funding PLC
/s/ Timothy George Jung
Name:	Timothy George Jung
Title:	Director

Gracechurch Receivables Trustee Limited
/s/ Timothy George Jung
Name:	Timothy George Jung
Title:	Director

Date: July 14, 2008

Index to Exhibits

Exhibit No.	Document Description
12.1	Certification of Timothy George Jung, Director of Gracechurch Card Funding (No. 11) PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Timothy George Jung, Director of Barclaycard Funding PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.3	Certification of Timothy George Jung, Director of the Receivables Trustee, pursuant to Section 302of the Sarbanes-Oxley Act of 2002

15.1	Gracechurch Card Funding (No. 11) PLC’s Officers’ Certificate of Compliance

15.2	Barclaycard Funding PLC’s Officer’s Certificate of Compliance

15.3	The Receivables Trustee’s Officer’s Certificate of Compliance

15.4	Annual Servicer’s Certificate

15.5	Report of Independent Accountants